UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007
Commission File Number: 333-128780

NCL CORPORATION LTD.
(Translation of registrant’s name into English)

7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com

NCL CORPORATION REPORTS
FIRST QUARTER RESULTS FOR 2007

MIAMI - May 15, 2007 - NCL Corporation Ltd. (“NCL” or the “Company”) reported a net loss of $60.8 million on total revenues of $490.8 million for its first quarter ended March 31, 2007. This compares to a net loss of $28.8 million on total revenues of $426.6 million for the first quarter ended March 31, 2006. Revenues for the first quarter of 2007 increased 15.1% on a 23.4% increase in Capacity Days partially offset by a 5.3% decrease in Net Yields. Driving the decrease in Net Yields was a significant decrease in cruise ticket prices for the Company’s inter-island cruises in Hawaii. Gross Yields decreased 6.7% from the first quarter of 2006. Occupancy for the first quarter of 2007 was 103.9% compared to 105.5% in the same quarter of 2006.

Significant progress in cost control was achieved by the entire fleet, both U.S. and international. Net Cruise Costs per Capacity Day for the first quarter of 2007 decreased 1.9% compared to the first quarter of 2006. The decrease in these costs was primarily attributable to economies of scale achieved in marketing, general and administrative expenses from increased capacity, lower payroll and related costs and fuel costs partially offset by an increase in dry-docking expenses. Payroll and related costs in the first quarter of 2006 included start-up costs associated with the introduction of Pride of Hawai’i in May 2006. The absence of start-up costs in 2007, combined with a decrease in crew turnover on the U.S. fleet, resulted in lower recruiting and training costs, which were the primary drivers of the improvement in payroll and related costs per Capacity Day. Reductions in payroll and other controllable ship costs per Capacity Day were also achieved across the international fleet. During the quarter, average fuel prices, including the impact of fuel hedges, decreased 3.3% to $333 per metric ton from $345 per metric ton in the first quarter of 2006. Gross Cruise Costs per Capacity Day decreased 4.6%.
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The Company continued to feel the impact of higher interest expense and the weakening of the U.S. dollar during the first quarter of 2007. As a result of an increase in the Company’s average outstanding borrowings, interest expense increased 39.9% or $11.5 million. As of March 31, 2007, the Euro/U.S. Dollar exchange rate increased to 1.3354, resulting in the Company reporting non-cash foreign exchange translation losses of $9.2 million for the first quarter of 2007. During the first quarter of 2006, the Company reported non-cash foreign exchange translation losses of $5.1 million.

In response to the continuing unsatisfactory result in Hawaii, the Company recently announced the withdrawal of Pride of Hawai’i from that market effective early 2008. The ship will be re-flagged, renamed Norwegian Jade and deployed in Europe for the summer of 2008. The European market has shown strong growth resulting from a combination of an increase in the number of Europeans taking cruises and strong demand from U.S. passengers finding dollar-denominated cruising to be an economically attractive way to experience Europe with the weak dollar. The European deployment of Norwegian Jade along with her two sister ships, Norwegian Jewel and Norwegian Gem, should allow the Company to further capitalize on the growing demand for European cruises.

“We have previously announced several measures designed to improve the pricing of NCL America’s product, further improve its product delivery and reduce crew turnover,” said Colin Veitch, president and chief executive officer of NCL Corporation Ltd. “Our first quarter results reflect the challenges we have faced in Hawaii and that we will continue to face for the majority of the year. However, despite the challenging operating environment and the impact on pricing of sharply increased capacity in Hawaii, we remain committed to the Hawaiian market and believe that the various measures announced since the fourth quarter of last year will collectively result in a significant improvement by the same time next year.”
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The Company continues to experience a very competitive pricing environment, especially in Hawaii and the Caribbean. Demand for Alaska, though still relatively strong, has begun to show some signs of slowing. Pricing for the Company’s European deployment remains strong.

The Company has scheduled a conference call at 8:30 a.m. Eastern Daylight Time today to discuss its results. This call can be listened to live or on a delayed basis on the Company’s web site at www.ncl.com/investors.

Terminology and Non-GAAP Financial Measures

Capacity Days
Capacity Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs
Gross Cruise Costs represent the sum of total cruise operating expenses and marketing, general and administrative expenses.

Gross Yields
Gross Yields represent total revenues per Capacity Day.

Net Yields
Net Yields represent total revenues less commissions, transportation and other expenses, and onboard and other expenses per Capacity Day. The Company utilizes Net Yields to manage its business on a day-to-day basis and believes that it is the most relevant measure of its pricing performance and is commonly used in the cruise industry to measure pricing performance. The Company has not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure.  Accordingly, the Company does not believe that reconciling information for such projected figures would be meaningful.
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Net Cruise Costs
Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses. In measuring the Company’s ability to control costs in a manner that positively impacts net income (loss), the Company believes changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of its performance and are commonly used in the cruise industry as measurements of costs.

Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation
Net Income (Loss) Excluding Non-Cash Foreign Exchange Translation represents net income (loss) before the effect of non-cash foreign exchange translation gains and losses. The Company believes that this financial measure is useful because it excludes non-cash foreign exchange translation gains and losses related to the translation of balance sheet amounts which the Company believes are not relevant to understanding the trends of the Company’s operational performance or its prospects for future operational performance. Management uses this measure to establish operational goals and believes that it may assist in analyzing the underlying trends of the Company’s operational performance over time.

Passenger Cruise Days
Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days in their respective cruises.

Occupancy Percentage
Occupancy Percentage, in accordance with cruise industry practice, represents the ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

NCL Corporation Ltd. is an innovative cruise company headquartered in Miami, Florida, with a fleet of 14 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America, and Orient Lines.  The company recently took delivery of its newest ship, Norwegian Pearl, and is currently building Norwegian Gem for delivery in October of 2007. In addition, NCL plans to build up to three new third generation Freestyle Cruising ships for delivery between 2009 and 2011.
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NCL is on target to have the youngest fleet in the industry by the end of 2007 with the introduction of Norwegian Gem, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea.

For high resolution, downloadable images, please log onto NCL's website at www.ncl.com/pressroom.  For further information on NCL Corporation, contact a travel agent or NCL in the U.S. and Canada at (800) 327-7030.

This release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” and “future,” and similar expressions are intended to identify forward-looking statements, which are not historical in nature. Forward-looking statements involve risks and uncertainties that could cause actual results, performance or achievements to differ significantly from NCL’s historical results or those implied in forward-looking statements. These risks include, but are not limited to, changes in cruise capacity, as well as capacity changes in the overall vacation industry; introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service, and the resulting concerns over the safety and security aspects of traveling; lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its business worldwide; costs of new initiatives, including those involving the Company’s inter-island Hawaii cruise operations; changes in interest rates, fuel costs or foreign currency rates; delivery schedules of new ships; risks associated with operating internationally; the impact of spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew and maintain good relations with employee unions; changes in other operating costs such as crew, insurance and security costs; continued availability of attractive port destinations; the impact of pending or threatened litigation; the ability to obtain financing on terms that are favorable or consistent with the Company’s expectations; changes involving the tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; emergency ship repairs; disruptions to our software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; weather and natural disasters; and other risks discussed in NCL’s filings with the Securities and Exchange Commission. You should not place undue reliance on forward-looking statements as a prediction of actual results. NCL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based. In addition, certain financial measures in this release constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found attached hereto and on the Company’s web site at www.ncl.com/investors.

Financial Tables Follow
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NCL Corporation Ltd.
Consolidated Statements of Operations
(unaudited, in thousands of dollars)

	Three months ended March 31,
	2006 (1)	2007

Revenues
Passenger ticket revenues	$307,934	$349,724
Onboard and other revenues	118,618	141,085
Total revenues	426,552	490,809

Cruise operating expenses
Commissions, transportation and other	90,221	99,874
Onboard and other	38,350	42,651
Payroll and related	90,340	107,128
Fuel	37,773	44,401
Food	22,368	29,649
Ship charter costs	6,467	6,467
Other operating (2)	53,322	70,054
Total cruise operating expenses	338,841	400,224
Marketing, general and administrative expenses	57,942	66,990
Depreciation and amortization expenses (2)	26,879	35,357
Total operating expenses	423,662	502,571
Operating income (loss)	2,890	(11,762)

Non-operating (income) expenses
Interest income	(863)	(349)
Interest expense, net of capitalized interest	28,842	40,341
Other expenses, net	3,707	9,009
Total non-operating expenses	31,686	49,001
Net loss	$(28,796)	$(60,763)

(1)	Certain prior period balances have been reclassified to conform to the current year's presentation.

(2)
Retrospectively adjusted for the 2006 change in the Company's method of accounting for dry-docking costs from the deferral method to the direct expense method. This change in the method of accounting for dry-docking costs resulted in a $6.6 million increase to other operating expenses for the three months ended March 31, 2006 and a decrease in depreciation and amortization expenses of $5.9 million.

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NCL Corporation Ltd.
Consolidated Balance Sheets
(unaudited, in thousands of dollars, except share data)

	December 31, 2006	March 31, 2007

Assets
Current assets:
Cash and cash equivalents	$63,530	$41,513
Restricted cash	1,226	1,695
Accounts receivable, net	10,244	9,464
Amount due from Parent	5,033	4,864
Consumable inventories	33,392	31,629
Prepaid expenses and other	24,211	27,171
Total current assets	137,636	116,336

Property and equipment, net	3,816,292	3,796,627
Restricted cash	1,650	1,650
Goodwill	400,254	400,254
Tradenames	202,538	202,538
Other assets	71,254	69,889
Total assets	$4,629,624	$4,587,294

Liabilities and Shareholder’s Equity
Current liabilities:
Current portion of long-term debt	$154,638	$155,305
Accounts payable	116,947	73,526
Accrued expenses and other liabilities	181,821	190,191
Advance ticket sales	314,050	360,710
Total current liabilities	767,456	779,732

Long-term debt	2,405,357	2,407,159
Other long-term liabilities	1,744	2,989
Total liabilities	3,174,557	3,189,880

Commitments and contingencies

Shareholder’s equity
Common stock, $1.00 par value; 12,000 shares authorized; 12,000 shares issued and outstanding	12	12
Additional paid-in capital	1,711,114	1,711,334
Accumulated other comprehensive (loss) income	(1,516)	1,374
Accumulated deficit	(254,543)	(315,306)
Total shareholder’s equity	1,455,067	1,397,414
Total liabilities and shareholder’s equity	$4,629,624	$4,587,294

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NCL Corporation Ltd.
Consolidated Statements of Cash Flows
(unaudited, in thousands of dollars)

	Three months ended March 31,
	2006 (1)	2007

Cash flows from operating activities
Net loss	$(28,796)	$(60,763)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expenses	26,879	35,357
Loss on translation of debt	4,664	9,264
Other	191	48
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(749)	780
Decrease in consumable inventories	3,196	1,763
(Increase) decrease in prepaid expenses and other assets	(2,789)	2,137
Decrease in accounts payable	(21,746)	(43,421)
Increase in accrued expenses and other liabilities	14,211	13,444
Increase in advance ticket sales	55,312	46,660
Net cash provided by operating activities	50,373	5,269

Cash flows from investing activities
Capital expenditures	(60,152)	(19,521)
Increase in restricted cash	(10,452)	(469)
Net cash used in investing activities	(70,604)	(19,990)

Cash flows from financing activities
Principal repayments on long-term debt	(320,841)	(1,616,795)
Proceeds from debt	350,005	1,610,000
Proceeds from Parent	7,074	169
Deferred financing costs	(274)	(670)
Net cash provided by (used in) financing activities	35,964	(7,296)
Net increase (decrease) in cash and cash equivalents	15,733	(22,017)
Cash and cash equivalents at beginning of period	60,416	63,530
Cash and cash equivalents at end of period	$76,149	$41,513

Non-cash investing activity
Capital lease obligations	$4,513	$-

(1)
Certain prior period balances have been reclassified to conform to the current year's presentation. The Company has reclassified certain operating activity amounts in the 2006 consolidated statement of cash flows to conform them to the current period presentation primarily as a result of the change in its method of accounting for dry-docking costs from the deferral method to the direct expense method in the 2006 second quarter.

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NCL Corporation Ltd.
Non-GAAP Reconciling Information
(unaudited)

The following table sets forth selected statistical information for the periods presented:

	Three months ended March 31,
	2006	2007
Passengers Carried	241,567	307,211
Passenger Cruise Days	1,999,152	2,428,962
Capacity Days	1,894,548	2,337,620
Occupancy Percentage	105.5%	103.9%

Gross Yields and Net Yields were calculated as follows (in thousands, except Capacity Days and Yields):

	Three months ended March 31,
	2006	2007
Passenger ticket revenues	$307,934	$349,724
Onboard and other revenues	118,618	141,085
Total revenues	426,552	490,809
Less:
Commissions, transportation and other	90,221	99,874
Onboard and other	38,350	42,651
Net revenues	$297,981	$348,284

Capacity Days	1,894,548	2,337,620
Gross Yields	$225.15	$209.96
Net Yields	$157.28	$148.99

Gross Cruise Costs and Net Cruise Costs were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three months ended March 31,
	2006	2007
Total cruise operating expenses	$338,841	$400,224
Marketing, general and administrative expenses	57,942	66,990
Gross Cruise Costs	396,783	467,214
Less:
Commissions, transportation and other	90,221	99,874
Onboard and other	38,350	42,651
Net Cruise Costs	$268,212	$324,689

Capacity Days	1,894,548	2,337,620
Gross Cruise Costs per Capacity Day	$209.43	$199.87
Net Cruise Costs per Capacity Day	$141.57	$138.90

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007

NCL Corporation Ltd. (Registrant)

By:	/s/Bonnie Biumi
Bonnie S. Biumi Executive Vice President & Chief Financial Officer